UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

(Commission File Number) 1-4105
(CUSIP Number)

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q
☐Form N-SAR
For Period Ended: September 30, 2006
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________

PART I -- REGISTRANT INFORMATION
BAUSCH & LOMB INCORPORATED Full Name of Registrant
Not Applicable Former Name if Applicable
One Bausch & Lomb Place Address of Principal Executive Office (Street and Number)
Rochester, New York 14604 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Bausch & Lomb Incorporated (the “Company”) has previously reported that it has been unable to file the Company’s Quarterly Report on Form 10-Q for the third quarter of 2005, its Annual Report on Form 10-K for 2005, and its Quarterly Reports on Form 10-Q for the first and second quarters of 2006. The Company also is unable at this time to file its Quarterly Report on Form 10-Q for the third quarter of 2006, which is due on November 9, 2006. The Company’s inability to file is principally due to the following factors, which reflect matters which have not yet been completed:

•
the Company’s continuing work concerning its previously reported, expanded procedures with respect to its accounting for income taxes, which the Company believes is continuing to progress toward completion; and

•
the Company’s continuing work to complete its required assessment of the Company’s internal control over financial reporting and control deficiencies with respect to the fiscal year ended December 31, 2005, as previously discussed in the Company’s Forms 12b-25 dated May 11, 2006 and August 8, 2006.

As previously reported in the Company’s Form 12b-25 dated August 8, 2006, the Audit Committee undertook an investigation into the timing and appropriateness of reserve entries. The Audit Committee investigation entailed review of communications relating to business-related reserve entries in the Company’s Asia and other regions, while the Company has reviewed tax reserve entries as part of its previously reported, expanded procedures with respect to accounting for income taxes. The Audit Committee investigation is now complete. The Company currently expects that its previously reported, expected restatement will include cumulative gross adjustments totaling approximately $3.5 million in the aggregate, all of which relate to the Company’s Asia region, including, among other things, sales reserves for the Company’s Chinese and other Asian operations, Japan subsidiary litigation reserves and other Asia business-related reserves. The Audit Committee investigation did not find evidence of improper business-related reserve entries in the Company’s other regions.

As reported in the Company’s Form 12b-25 dated August 8, 2006, the previously reported independent investigations of the Company’s Brazil and Korea subsidiaries are complete. With the exception of tax matters described above, the Company’s previously reported year-end expanded procedures, which were focused on, among other things, revenue recognition practices across all of the Company’s global operations, are also complete. The Company’s previously reported estimated restatement adjustments for these completed matters, as well as for the reserve entry review described above, are subject to audit in connection with finalization and filing of the Company’s delayed financial statements. Therefore, there can be no assurance that the final adjustments with respect to these matters will not differ, including materially, from the previously reported, estimated adjustments set forth in the Company’s Form 12b-25 dated August 8, 2006 and above with respect to the reserve entry review.

In addition, the Audit Committee of the Board of Directors is investigating the potential Foreign Corrupt Practices Act implications of the Company's Spanish subsidiary providing free product and other things of value to doctors performing surgical procedures at public hospitals in Spain. This investigation was initiated following reports of potentially improper sales practices by a former employee. The Audit Committee’s investigation of B&L Spain has been voluntarily reported to the Northeast Regional Office of the Securities and Exchange Commission. The Company will consider whether any additional adjustments to prior period financial statements would be required under GAAP as a result of this continuing investigation, and will also consider whether the ultimate results of the investigation indicate any control deficiencies that may constitute a material weakness in the Company’s internal controls over financial reporting. At this time, the B&L Spain investigation is not expected to affect the timing of the filing of the Company’s delayed SEC reports.

As previously reported, the Company has reviewed other accounting entries unrelated to the matters discussed above made in the periods covered by the expected restatement and determined that certain entries, while not individually or in the aggregate material to the periods in which they were recorded or to the relevant prior periods, in light of the expected restatement, are now required to be recorded in the prior periods to which they relate.

In addition, as previously reported the Company has not completed its required assessment of the Company’s internal control over financial reporting and control deficiencies in 2005. As noted, the Company’s previous conclusion as of December 25, 2004 - which was based on the procedures then performed and the information then known to it - that its internal control over financial reporting was effective should no longer be relied upon. In light of the matters described above and in the Company’s prior 12b-25 filings, the Company’s management continues to evaluate material weaknesses with respect to the Company’s internal controls and expects to identify additional weaknesses at December 31, 2005, including with respect to matters such as the state of the internal control environment, controls over revenue recognition and sales practices, and controls over income tax accounting, and also expects to conclude that internal controls were not effective for the relevant period. The Company will conclude its analysis and report its findings in this regard, as well as its actions and plans to remediate material weaknesses, when it files its Annual Report on Form 10-K for the period ended December 31, 2005.

The Company has previously reported, in its Current Reports on Form 8-K, filed August 31, 2006 and September 29, 2006, that it has obtained waivers from lenders under the Company’s credit agreements, and has obtained consents from holders of outstanding public debt, in each case providing limited waivers, until December 15, 2006 (with respect to its credit agreements) and January 31, 2007 (with respect to its public debt), with respect to the impact of previously announced financial, accounting and tax matters involving the Company or its subsidiaries and matters concerning the Company’s ReNu® with MoistureLoc® product, and, in the case of the holders of public debt, waivers of the failure by the Company to make its periodic filings with the Securities and Exchange Commission.

If necessary, the Company will request an extension of the waivers from the lenders under its credit agreements, but if such extended waivers are not obtained by December 15, 2006 and the Company is unable to provide its financial statements and reports within such period, the agent for the lenders may with the consent of, and will upon the request of, lenders holding a majority in interest in the outstanding loans under the credit agreements terminate the obligations of the lenders to make additional advances under the credit agreements and cause the principal and interest outstanding to become immediately due and payable. If, by January 31, 2007, the Company fails to file with the trustee under the indenture for the Company’s public debt the Company’s periodic reports due for the periods preceding that date, the trustee or the holders of 10% of the principal amount of any series of the debt outstanding may give notice of “default” to the Company. If the reports are not filed within 60 days after that notice is given, and the trustee or the holders of 25% of the principal amount of any series of the public debt outstanding give a further notice, all principal and accrued interest on that series of the public debt would be accelerated and become immediately due and payable. Such an acceleration of any series of the outstanding public debt may be satisfied by the Company’s payment of principal and accrued interest on that series, but may trigger defaults under other series of the public debt or the credit agreements. If necessary, the Company may seek consents to further limited waivers of the reporting obligations from the holders of its public debt to further extend the period during which the Company may bring itself current on its periodic reports without potential default under the indenture.

The Company’s Common Stock is listed on the New York Stock Exchange (NYSE). Under NYSE listing standards, companies must file a Form 10-K within 120 days of the Securities and Exchange Commission deadline in order to remain listed. As previously reported in its press release, dated September 29, 2006, the Company has received a three-month additional trading period, subject to continuing review by the NYSE, that provides the Company until January 2, 2007 to file its 2005 Annual Report on Form 10-K with the SEC. If necessary, the Company will request from the NYSE a further extension of time within which to satisfy the NYSE listing standards and to maintain its listed status.

The Company is working diligently to complete all of the ongoing work described herein and the Company will file its Annual Report on Form 10-K for 2005 as soon as practicable, and the other delayed periodic reports as soon as practicable thereafter.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Robert B. Stiles, Senior Vice President and General Counsel (Name)	585 (Area Code)	338.6409 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐Yes ☒No

Quarterly Report Form 10-Q for the quarterly period ended September 24, 2005; Annual Report on Form 10-K for the fiscal year ended December 31, 2005; Quarterly Report Form 10-Q for the quarterly period ended April 1, 2006; Quarterly Report Form 10-Q for the quarterly period ended July 1, 2006.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 9, the Company issued a press release reporting certain financial metrics for the third quarter and first nine months of 2006, as well as the comparable restated 2005 periods. The press release has been furnished with the Company’s Current Report on Form 8-K, filed November 9, 2006, but is not incorporated by reference into this Form 12b-25.

________________________________________________________________________
Bausch & Lomb Incorporated
_____________________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 9, 2006         By   /s/ Jurij Z. Kushner
 Corporate Vice President and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS.

Forward-looking statements include statements concerning plans, objectives, goals, projections, strategies, future events or performance, and underlying assumptions and other statements which are other than statements of historical facts. When used in this discussion, the words "anticipate", "appears", "foresee", "should", "expect", "estimate", "project", "will", "are likely" and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve predictions of future Company performance, and are thus dependent on a number of factors including, without limitation, assumptions and data that may be imprecise or incorrect. Specific factors that may impact performance or other predictions of future actions, and in many cases those with a material impact, have, in many but not all cases, been identified in connection with specific forward-looking statements. Any forward-looking statements made herein are subject to risks and uncertainties including, without limitation: the inability of the Company to achieve the various marketing and selling objectives described above or to achieve the stabilization of expenses described above; the inability to successfully return the Company’s lens care products to certain markets; changes in the competitive landscape; the inability to recoup lost market share; general global and local economic, political and sociological conditions including, without limitation, periods of localized disease outbreak and the effect on economic, commercial, social and political systems caused by natural disasters (such as, without limitation, earthquakes, hurricanes/typhoons, tornadoes and tsunamis); changes in such conditions; the impact of competition, seasonality and general economic conditions in the global lens and lens care, ophthalmic cataract and refractive and pharmaceutical markets where the Company's businesses compete; effects of war or terrorism; changing currency exchange rates; the general political climate existing between and within countries throughout the world; events affecting the ability of the Company to timely deliver its products to customers, including those which affect the Company's carriers' ability to perform delivery services; changing trends in practitioner and consumer preferences and tastes; changes in technology; medical developments relating to the use of the Company's products; competitive conditions, including entries into lines of business of the Company by new or existing competitors, some of whom may possess resources equal to or greater than those of the Company; the impact of product performance or failure on other products and business lines of the Company; legal proceedings initiated by or against the Company, including those related to securities and corporate governance matters, products and product liability, commercial transactions, patents and other intellectual property, whether in the U.S. or elsewhere throughout the world; the impact of Company performance on its financing costs; enactment of new legislation or regulations or changes in application or interpretation of existing legislation or regulations that affect the Company; changes in government regulation of the Company's products and operations; changes in governmental laws and regulations relating to the import and export of products; government pricing changes and initiatives with respect to healthcare products in the U.S. and throughout the world; changes in private and regulatory schemes providing for the reimbursement of patient medical expenses; changes in the Company's credit ratings or the cost of access to sources of liquidity; the Company's ability to maintain positive relationships with third-party financing resources; the financial well-being and commercial success of key customers, development partners and suppliers; changes in the availability of and other aspects surrounding the supply of raw materials used in the manufacture of the Company's products; changes in tax rates or policies or in rates of inflation; changes in accounting principles and the application of such principles to the Company; the performance by third parties upon whom the Company relies for the provision of goods or services; the ability of the Company to successfully execute marketing strategies; the ability of the Company to secure and maintain intellectual property protections, including patent rights, with respect to key technologies in the U.S. and throughout the world; the ability of the Company to secure and maintain copyright protections relative to its customer-valued names, trademarks, trade names and other designations in the U.S. and throughout the world; investment in research and development; difficulties or delays in the development, laboratory and clinical testing, regulatory approval, manufacturing, release or marketing of products; the successful completion and integration of acquisitions by the Company; the successful relocation of certain manufacturing processes; the Company’s implementation of internal controls; the Company's success in the process of management testing, including the evaluation of results, and auditor attestation of internal controls, as required under the Sarbanes-Oxley Act of 2002; the occurrence of a material weakness in the Company’s internal controls over financial reporting, which could result in a material misstatement of the Company’s financial statements; the Company’s ability to correct any such weakness; the Company's success in introducing and implementing its enterprise-wide information technology initiatives, including the corresponding impact on internal controls and reporting; the effect of changes within the Company's organization, including the selection and development of the Company's management team and such other factors as are described in greater detail in the Company's filings with the Securities and Exchange Commission, including, without limitation, the Current Report on Form 8-K dated June 14, 2002.